

P.O. BOX 738 - MARIETTA, OHIO - 45750

www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE

July 26, 2011

Contact: Edward G. Sloane

Chief Financial Officer and Treasurer

(740) 373-3155

PEOPLES BANCORP INC. ANNOUNCES
LINKED QUARTER IMPROVEMENT IN EARNINGS

   MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the second quarter of 2011. Net income available to common shareholders totaled $2.7 million for the quarter ended June 30, 2011, representing earnings per diluted common share of $0.26. In comparison, diluted earnings per common share were $0.13 for the first quarter of 2011 and $0.27 for the second quarter of 2010. The linked quarter earnings improvement was driven by lower loan-related credit losses. Second quarter 2010 earnings included net security gains of $2.2 million or $0.14 per common share after-tax. On a year-to-date basis, earnings per diluted common share improved 12% to $0.38 compared to the $0.34 earned in the first half of 2010.

   Summary points regarding second quarter 2011 results:

- Loan-related credit losses, consisting of the provision for loan losses plus gains and losses on loans held-for-sale and other real estate owned ("OREO"), were $2.8 million for the second quarter of 2011 compared to $6.8 million for the second quarter of 2010. This reduction was driven mostly by lower second quarter net loan charge-offs, which were 0.67% and 1.86% of average loans on an annualized basis in 2011 and 2010, respectively. Another significant factor was $0.5 million in gains realized on the sale of two commercial real estate loans during the second quarter of 2011, which partially offset a $1.0 million net loss on OREO resulting mostly from write-downs attributable to decreased real estate values.
- The level of substandard-rated loans decreased 8% during the quarter due to $4 million in paydowns and $3 million in charge-offs. Nonperforming loans were down modestly on a linked quarter basis as paydowns and charge-offs were mostly offset by $4.3 million in substandard-rated loans to six unrelated borrowers being placed on nonaccrual status, of which the majority are secured by commercial real estate. As a result, total nonperforming assets as a percentage of gross loans and OREO was 3.71% at June 30, 2011, versus 3.85% last quarter and 4.64% at year-end 2010.
- At June 30, 2011, the allowance for loan losses was 2.68% of total loans and 79.8% of nonperforming loans versus 2.58% and 75.6%, respectively, at March 31, 2011, and 2.79% and 66.1%, respectively, at year-end 2010. The linked quarter increases reflect the impact of specific reserves for two commercial loan relationships placed on nonaccrual status during the second quarter.
- Net interest income and margin were consistent with the first quarter but down moderately year-over-year, due mostly to decreased loan balances and the impact of the sustained low interest rate environment.
- Non-interest income grew 2% over the prior year driven by a higher volume of revenue generated by fiduciary, brokerage and electronic banking activities. Linked quarter growth in several non-interest categories was more than offset by the impact of annual performance-based insurance revenues in the first quarter, which totaled $943,000. Consequently, total non-interest income was down $483,000 or 6% from the linked quarter.
- Total non-interest expense, while comparable to the first quarter, was 3% higher than the prior year second quarter and up 2% on a year-to-date basis. Increased employee benefit costs and professional fees were mostly offset by reduced FDIC insurance costs and lower foreclosed real estate and other loan costs.
- Total loan balances decreased modestly, as new production was more than offset by commercial loan payoffs.

During the quarter, promotional efforts produced consumer loan growth of $4 million, or 20% annualized, comprised mostly of direct auto lending. Through six months, total loan balances were down $21 million at June 30, 2011.

- Retail deposit balances were essentially unchanged during the quarter and remained $17 million higher than year-end 2010. Efforts to adjust Peoples' deposit mix to increase low-cost, core deposits remained ongoing in the second quarter, which produced an increase in non-interest-bearing balances and declines in money market balances. The year-to-date increase was driven mostly by higher governmental and savings account balances.

"Second quarter results exceeded our expectations given the persistence of challenging economic conditions," said Chuck Sulerzyski, President and Chief Executive Officer. "Economic activity and employment levels in many of our market areas continue to remain weaker than national averages. Despite these conditions, we are encouraged by the second consecutive quarterly reduction in credit losses and problem assets, which we consider to be another step towards restoring our asset quality to more historical levels. Additionally, our second quarter fee-based revenue generation also was stronger than prior quarters, although linked quarter growth was obscured by the annual insurance revenues in the first quarter."

Net interest income and margin were $13.4 million and 3.43% for the second quarter of 2011, consistent with the linked quarter. Interest income decreased on a linked quarter basis, due mostly to declining loan balances, which was offset by reduced interest expense largely attributable to the repricing of a large government deposit relationship early in the quarter. Year-over-year, net interest income decreased 11% for the second quarter and 12% on a year-to-date basis, while net interest margin compressed six and eight basis points, respectively. These reductions primarily reflect the impact of the sustained low interest rate environment and lower average loan balances.

"We are pleased to have maintained a stable net interest income and margin during the second quarter," said Edward G. Sloane, Chief Financial Officer and Treasurer. "Earning asset levels continued to be pressured by the lack of loan growth. During the first half of 2011, we redeployed short-term assets and maintained a slightly larger investment portfolio and have been more disciplined in our loan and deposit pricing. These actions have helped mitigate the impact of declining loan balances on earnings. However, net interest income and margin will be pressured in the second half of 2011 unless loan demand strengthens or market interest rates increase."

In the second quarter of 2011, non-interest income totaled $7.9 million, comparable with the prior year second quarter, as stronger fiduciary, brokerage and electronic banking revenues were tempered by lower insurance income. Compared to the linked quarter, non-interest income was lower in the second quarter due to the recognition of annual performance-based insurance revenues during the first quarter. This impact was partially offset by stronger deposit account service charges. Through six months of 2011, total non-interest income was up 3% over the same period last year, due mostly to higher debit card revenue and mortgage banking income.

Trust and investment income grew 17% year-over-year and 6% on a linked quarter basis, driven mostly by the timing of annual tax compliance revenues. Contributing to the increase from the prior year was increased market value of managed assets. Electronic banking income continues to benefit from increased debit card usage by Peoples' customers. Deposit account service charges, while consistent with the second quarter of 2010, increased 13% from the linked quarter. Second quarter deposit account service charges reflect a full quarter's impact of Peoples' new consumer checking account product offering and pricing structure, which took effect in March 2011. Additionally, overdraft and non-sufficient funds fees increased 20% on a linked quarter basis, due mostly to normal seasonal fluctuations but were down 6% year-over-year as a result of changes in banking regulations and consumer behavior.

"Our overall revenue growth is being challenged by conditions within our markets and the banking industry," said Sulerzyski. "During the remainder of 2011, generating profitable revenue growth across all lines of business will be a key priority. As part of this focus, we will be placing greater emphasis on execution of a sales discipline, making greater investments in our marketing and brand positioning and adding talent in growth or underserved markets. While some of these efforts will take several quarters to reach their full potential, we believe many initiatives will begin producing positive results almost immediately."

Second quarter 2011 non-interest expense totaled $14.7 million, comparable to the linked quarter and 3% higher than the second quarter of 2010. Salary and employee benefit costs were up 4% on a linked quarter basis and 6% year-over-year. Higher employee medical benefit plan costs was the key driver of the linked quarter increase, while additional incentive plan expense corresponding with stronger second quarter operating results accounted for most of the increase over the prior year. Professional fees, primarily legal and consulting costs, were substantially higher than those for both the linked quarter and second quarter of 2010, due to the timing of external legal services for problem loan workouts and external consulting services associated with various strategic initiatives. Peoples' FDIC insurance costs benefited from the change in assessment calculation that became effective for the second quarter of 2011. Foreclosed real estate and other loan expenses continued to be lower than recent quarters, reflecting the stabilization in asset quality. On a year-to-date basis, total non-interest expense was up 2% to $29.3 million, driven mostly by higher personnel costs and professional fees.

During the second quarter of 2011, portfolio loan balances decreased $7.9 million, to $940.1 million at June 30, 2011. This decline was the result of commercial loan payoffs exceeding new production, coupled with continued sluggish demand for new loans and lower utilization of credit lines by commercial borrowers than historical levels. In contrast, Peoples experienced 20% annualized growth in consumer loans during the second quarter of 2011 driven by targeted promotions, primarily direct auto lending opportunities. Since year-end 2010, total portfolio loan balances have decreased $20.6 million.

"Our efforts during the first half of 2011 to increase loan production and grow loans have been hindered by intense competition for quality loans," said Sloane. "However, the rate of decline in loan balances appears to be slowing and the potential for growth in the near-term exists. During the remainder of 2011, we will be expanding our consumer lending efforts, adding new niche commercial lending, opening new loan production offices and restructuring our commercial lending function as means of increasing our overall lending activity. Based on our second quarter success, we see consumer lending as an opportunity for future loan growth given our small consumer portfolio and historic reliance on commercial lending. We intend to balance our focus on loan growth with prudent risk management and sound underwriting standards."

At June 30, 2011, nonperforming assets totaled $35.1 million, or 1.95% of total assets, versus $36.8 million and 2.04% at March 31, 2011. Much of this reduction was the result of $1.3 million in write-downs on OREO based upon deterioration in commercial real estate values. During the second quarter of 2011, Peoples also experienced an 8% decline in substandard-rated loans to $75.8 million at quarter-end from a combination of paydowns and charge-offs. This decline was limited by six commercial relationships with aggregate balances of $4.3 million being downgraded and placed on nonaccrual status during the quarter in response to updated financial information regarding the borrowers. Of these loans, $3.7 million involving five relationships are secured by commercial real estate, with the remaining loans secured by other business assets. The level of watch-rated loans, which are credits with indicators of potential weakness, remained virtually unchanged during the second quarter as the impact of downgrading two large commercial real estate loans into this category was matched by payoffs and upgrades. Since year-end 2010, nonperforming assets have decreased 22% from $45.0 million, or 2.45% of total assets. During the same period, the amount of substandard-rated loans has declined 25%, driven by paydowns and charge-offs.

During the second quarter, Peoples' allowance for loan losses increased to $25.2 million, or 2.68% of gross loans, versus $24.4 million and 2.58% at March 31, 2011. The key driver of these increases were specific reserves for the two previously mentioned commercial loan relationships placed on nonaccrual status during the quarter. Even with the second quarter increase, the allowance for loan losses remained lower than the year-end 2010 level of $26.8 million and 2.79%, reflecting the decrease in substandard-rated loans and the utilization of specific reserves for impaired loans charged-down during the first quarter. Net charge-offs for the second quarter of 2011 were down substantially from recent quarters and the lowest level for Peoples since the third quarter of 2008. This improvement reflects a reduction in gross charge-offs in the second quarter, plus higher than normal recoveries for the quarter. To maintain the adequacy of the allowance for loan losses, Peoples recorded a second quarter 2011 provision for loan losses of $2.3 million versus $5.3 million and $5.5 million for the linked quarter and prior year second quarter, respectively.

"We intensified our monitoring and workout efforts associated with our under-performing loans during the second quarter, which is producing positive results," commented Sulerzyski. "As part of these efforts, we performed a detailed review of our significant problem loans and established a comprehensive workout plan for each loan. While recent trends suggest our asset quality may be stabilizing, we believe additional losses will be required to resolve some of our larger distressed commercial real estate assets. Still, we anticipate credit costs over the next several quarters to remain substantially lower than the level experienced during the last couple years."

Retail deposit balances were virtually unchanged during the second quarter, as increased low-cost core deposit balances were matched by a planned reduction in money market balances. Governmental deposit balances remained higher than year-end 2010 at June 30, 2011, reflecting first quarter tax collections. Peoples' funding strategy over the past several quarters has emphasized growing low-cost deposits and reducing reliance on high-cost funding sources. As part of this focus, Peoples has priced its certificates of deposit and money market accounts less aggressively, which has led to reductions in these balances.

During the second quarter of 2011, Peoples' Board of Directors adopted a new schedule for considering the declaration of dividends payable to common shareholders. Beginning with the second quarter dividend, Peoples' Board of Directors will determine whether to declare future dividends on common shares, if financial conditions warrant, during the first month of the following calendar quarter. In recent quarters, the Board of Directors declared dividends in the final month of each calendar quarter. As a result of this change, no common dividends were declared during the second quarter of 2011, which had a positive impact on Peoples' common equity and corresponding capital ratios at June 30, 2011. The Board of Directors will consider the declaration of a dividend on common shares with respect to second quarter 2011 results at a regularly scheduled meeting to be held later this week.

"Overall, we are pleased with second quarter results, which were highlighted by favorable asset quality trends," summarized Sulerzyski. "During my first quarter at Peoples, I have enjoyed visiting every office and reviewed every troubled asset. I am impressed with our team and am even more optimistic about our future than when I first joined the company. Still, more work is needed to position the company for long-term growth. In the coming quarters, we will be implementing several strategic initiatives designed to grow revenues and enhance operating efficiency. As we execute these strategies, improving asset quality and preparing to return the remaining TARP funds will remain key priorities."

Peoples Bancorp Inc. is a diversified financial products and services company with $1.8 billion in assets, 48 locations and 42 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance, and trust solutions through its financial service units - Peoples Bank, National Association; Peoples Financial Advisors (a division of Peoples Bank); and Peoples Insurance Agency, LLC. Peoples' common shares are traded on the NASDAQ Global Select Market® under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of US publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss second quarter 2011 results of operations today at 11:00 a.m., Eastern Daylight Saving Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (800) 860-2442. A simultaneous Webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate", "could", "may", "feel", "expect", "believe", "plan", and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to: (1) deterioration in the credit quality of Peoples' loan portfolio could occur due to a number of factors, such as adverse changes in economic conditions that impair the ability of borrowers to repay their loans, the underlying value of the collateral could prove less valuable than otherwise assumed and assumed cash flows may be worse than expected, which may adversely impact the provision for loan losses; (2) competitive pressures among financial institutions or from non-financial institutions may increase significantly, including product and pricing pressures and Peoples' ability to attract, develop and retain qualified professionals; (3) changes in the interest rate environment, which may adversely impact interest margins; (4) changes in prepayment speeds, loan originations, sale volumes and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated; (5) economic conditions, either nationally or in areas where Peoples and its subsidiaries do business, may be less favorable than expected, which could decrease the demand for loans, deposits and other financial services and increase loan delinquencies and defaults; (6) political developments, wars or other hostilities, which may disrupt or increase volatility in securities markets or other economic conditions; (7) legislative or regulatory changes or actions, including in particular the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the regulations to be promulgated thereunder, which may adversely affect the business of Peoples and its subsidiaries; (8) changes in accounting standards, policies, estimates or procedures may adversely affect Peoples' reported financial condition or results of operations; (9) adverse changes in the conditions and trends in the financial markets, which may adversely affect the fair value of securities within Peoples' investment portfolio and interest rate sensitivity of Peoples' consolidated balance sheet; (10) Peoples' ability to receive dividends from its subsidiaries; (11) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity; (12) the impact of larger or similar financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples; (13) the impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity; (14) the costs and effects of regulatory and legal developments, including the outcome of regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations; and (15) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the Securities and Exchange Commission ("SEC"), including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its June 30, 2011 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS

	Three Months Ended			Six Months Ended	
	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
PER COMMON SHARE:					
Earnings per share:					
Basic	$ 0.26	$ 0.13	$ 0.27	$ 0.38	$ 0.34
Diluted	0.26	0.13	0.27	0.38	0.34
Cash dividends declared per share	—	0.10	0.10	0.10	0.20
Book value per share	19.15	18.39	19.35	19.15	19.35
Tangible book value per share (a)	12.99	12.21	13.10	12.99	13.10
Closing stock price at end of period	$ 11.27	$ 12.02	$ 14.50	$ 11.27	$ 14.50
SELECTED RATIOS:					
Return on average equity (b)	5.48%	3.47%	5.43%	4.47%	3.81%
Return on average common equity (b)	5.49%	2.83%	5.45%	4.18%	3.52%
Return on average assets (b)	0.65%	0.42%	0.66%	0.53%	0.46%
Efficiency ratio (c)	67.43%	65.21%	60.28%	66.30%	60.17%
Net interest margin (b)(d)	3.43%	3.43%	3.49%	3.43%	3.51%
Dividend payout ratio (e)	—%	78.60%	38.01%	26.26%	58.88%

(a) This amount represents a non-GAAP measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this release.
(b) Ratios are presented on an annualized basis.
(c) Non-interest expense (less intangible amortization) as a percentage of fully tax-equivalent net interest income plus non-interest income (less securities and asset disposal gains/losses).
(d) Information presented on a fully tax-equivalent basis.
(e) Dividends declared on common shares as a percentage of net income available to common shareholders.

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended			Six Months Ended	
(in $000's)	June 30, 2011	March 31, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Interest income	$ 18,941	$ 19,317	$ 22,963	$ 38,258	$ 46,420
Interest expense	5,510	5,822	7,790	11,332	15,806
Net interest income	13,431	13,495	15,173	26,926	30,614
Provision for loan losses	2,295	5,311	5,458	7,606	11,959
Net interest income after provision for loan losses	11,136	8,184	9,715	19,320	18,655
Gross impairment losses on investment securities	—	–	(800)	—	(1,620)
Less: Non-credit losses included in other comprehensive income	—	–	—	—	166
Net other-than-temporary impairment losses	—	—	(800)	—	(1,786)
Net gain on securities transactions	56	360	3,018	416	3,034
Net (loss) gain on assets	(1,024)	60	(1,254)	(964)	(1,237)
Gain (loss) on loans held-for-sale	468	—	(94)	468	(94)
Non-interest income:					
Deposit account service charges	2,454	2,174	2,457	4,628	4,755
Insurance income	2,165	2,832	2,261	4,997	4,672
Trust and investment income	1,409	1,325	1,209	2,734	2,765
Electronic banking income	1,284	1,221	1,175	2,505	2,263
Mortgage banking income	286	374	267	660	502
Bank owned life insurance	92	87	173	179	358
Other non-interest income	201	361	230	562	471
Total non-interest income	7,891	8,374	7,772	16,265	15,786
Non-interest expense:					
Salaries and employee benefits costs	7,953	7,627	7,496	15,580	14,873
Net occupancy and equipment	1,472	1,501	1,440	2,973	2,958
Professional fees	1,013	795	601	1,808	1,293
Electronic banking expense	685	618	557	1,303	1,162
FDIC insurance	450	662	612	1,112	1,229
Data processing and software	453	463	527	916	1,097
Franchise taxes	358	401	374	759	747
Foreclosed real estate and other loan expenses	224	350	472	574	1,118
Amortization of intangible assets	152	162	235	314	480
Other non-interest expense	1,959	2,039	1,995	3,998	3,927
Total non-interest expense	14,719	14,618	14,309	29,337	28,884
Income before income taxes	3,808	2,360	4,048	6,168	5,474
Income tax expense	887	491	763	1,378	874
Net income	$ 2,921	$ 1,869	$ 3,285	$ 4,790	$ 4,600
Preferred dividends	238	523	512	761	1,025
Net income available to common shareholders	$ 2,683	$ 1,346	$ 2,773	$ 4,029	$ 3,575
PER COMMON SHARE DATA:					
Earnings per share – Basic	$ 0.26	$ 0.13	$ 0.27	$ 0.38	$ 0.34
Earnings per share – Diluted	$ 0.26	$ 0.13	$ 0.27	$ 0.38	$ 0.34
Cash dividends declared per share	$ —	$ 0.10	$ 0.10	$ 0.10	$ 0.20
Weighted-average shares outstanding – Basic	10,478,362	10,471,819	10,422,126	10,475,109	10,406,919
Weighted-average shares outstanding – Diluted	10,507,895	10,477,360	10,429,369	10,492,712	10,415,999
Actual shares outstanding (end of period)	10,478,149	10,474,507	10,423,317	10,478,149	10,423,317

CONSOLIDATED BALANCE SHEETS

(in $000's)		June 30, 2011		December 31, 2010
Assets				
Cash and cash equivalents:				
Cash and due from banks	$	29,771	$	28,324
Interest-bearing deposits in other banks		7,878		46,320
Total cash and cash equivalents		37,649		74,644
Available-for-sale investment securities, at fair value (amortized cost of $638,667 at June 30, 2011 and $617,122 at December 31, 2010)		643,598		613,986
Held-to-maturity investment securities, at amortized cost (fair value of $2,955 at June 30, 2011 and $2,954 at December 31, 2010)		2,966		2,965
Other investment securities, at cost		24,356		24,356
Total investment securities		670,920		641,307
Loans, net of deferred fees and costs		940,119		960,718
Allowance for loan losses		(25,166)		(26,766)
Net loans		914,953		933,952
Loans held-for-sale		1,508		4,755
Bank premises and equipment, net of accumulated depreciation		24,466		24,934
Bank owned life insurance		53,711		53,532
Goodwill		62,520		62,520
Other intangible assets		2,082		2,350
Other assets		34,894		39,991
Total assets	$	1,802,703	$	1,837,985
Liabilities				
Deposits:				
Non-interest-bearing deposits	$	222,075	$	215,069
Interest-bearing deposits		1,136,751		1,146,531
Total deposits		1,358,826		1,361,600
Short-term borrowings		39,254		51,509
Long-term borrowings		151,703		157,703
Junior subordinated notes held by subsidiary trust		22,583		22,565
Accrued expenses and other liabilities		11,810		13,927
Total liabilities		1,584,176		1,607,304
Stockholders' Equity				
Preferred stock, no par value (50,000 shares authorized, 18,000 shares issued at June 30, 2011, and 39,000 shares issued at December 31, 2010)		17,862		38,645
Common stock, no par value (24,000,000 shares authorized, 11,086,968 shares issued at June 30, 2011, and 11,070,022 shares issued at December 31, 2010), including shares in treasury		166,555		166,298
Retained earnings		48,518		45,547
Accumulated comprehensive income (loss), net of deferred income taxes		841		(4,453)
Treasury stock, at cost (608,819 shares at June 30, 2011, and 612,695 shares at December 31, 2010)		(15,249)		(15,356)
Total stockholders' equity		218,527		230,681
Total liabilities and stockholders' equity	$	1,802,703	$	1,837,985

SELECTED FINANCIAL INFORMATION

(in $000's, end of period)	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
Loan Portfolio					
Commercial real estate	$ 430,832	$ 438,224	$ 452,875	$ 454,499	$ 471,046
Commercial and industrial	148,254	147,386	153,192	178,014	165,916
Real estate construction	28,136	32,839	22,478	39,621	36,490
Residential real estate	196,428	197,513	200,275	205,125	207,314
Home equity lines of credit	47,784	47,906	48,130	49,435	50,259
Consumer	86,540	82,521	81,567	82,894	83,735
Deposit account overdrafts	2,145	1,640	2,201	1,291	1,346
Total loans	$ 940,119	$ 948,029	$ 960,718	$ 1,010,879	$ 1,016,106
Deposit Balances					
Interest-bearing deposits:					
Retail certificates of deposit	$ 421,167	$ 420,828	$ 430,886	$ 436,250	$ 448,900
Money market deposit accounts	264,677	270,574	289,657	297,229	290,477
Governmental deposit accounts	150,319	149,961	119,572	139,843	136,119
Savings accounts	133,352	132,323	122,444	120,975	120,086
Interest-bearing demand accounts	99,324	97,561	96,507	92,585	94,542
Total retail interest-bearing deposits	1,068,839	1,071,247	1,059,066	1,086,882	1,090,124
Brokered certificates of deposits	67,912	70,522	87,465	95,862	105,093
Total interest-bearing deposits	1,136,751	1,141,769	1,146,531	1,182,744	1,195,217
Non-interest-bearing deposits	222,075	219,175	215,069	209,693	203,559
Total deposits	$ 1,358,826	$ 1,360,944	$ 1,361,600	$ 1,392,437	$ 1,398,776
Asset Quality					
Nonperforming assets:					
Loans 90+ days past due and accruing	$ 124	$ 37	$ 27	$ 31	481
Nonaccrual loans	31,421	32,322	40,450	37,184	38,050
Total nonperforming loans	31,545	32,359	40,477	37,215	38,531
Other real estate owned	3,546	4,400	4,495	4,335	4,892
Total nonperforming assets	$ 35,091	$ 36,759	$ 44,972	$ 41,550	$ 43,423
Allowance for loan losses as a percent of nonperforming loans	79.78%	75.56%	66.10%	73.10%	70.50%
Nonperforming loans as a percent of total loans	3.35%	3.41%	4.19%	3.67%	3.77%
Nonperforming assets as a percent of total assets	1.95%	2.04%	2.45%	2.21%	2.21%
Nonperforming assets as a percent of total loans and other real estate owned	3.71%	3.85%	4.64%	4.08%	4.23%
Allowance for loan losses as a percent of total loans	2.68%	2.58%	2.79%	2.68%	2.66%
Capital Information(a)					
Tier 1 common ratio	12.06%	11.72%	11.59%	11.13%	11.07%
Tier 1 risk-based capital ratio	15.62%	15.25%	16.91%	16.22%	16.11%
Total risk-based capital ratio (Tier 1 and Tier 2)	16.96%	16.60%	18.24%	17.55%	17.44%
Leverage ratio	10.10%	9.81%	10.63%	10.26%	10.14%
Tier 1 common capital	$ 136,842	$ 133,891	$ 133,197	$ 133,624	$ 134,298
Tier 1 capital	177,287	174,314	194,407	194,800	195,439
Total capital (Tier 1 and Tier 2)	192,559	189,672	209,738	210,768	211,509
Total risk-weighted assets	$ 1,135,130	$ 1,142,758	$ 1,149,587	$ 1,200,754	$ 1,212,816
Tangible equity to tangible assets (b)	8.86%	8.39%	9.35%	9.28%	9.21%
Tangible common equity to tangible assets (b)	7.83%	7.36%	7.17%	7.16%	7.18%

(a) June 30, 2011 data based on preliminary analysis and subject to revision.

(b) These ratios represent non-GAAP measures since they exclude the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of these ratios is included at the end of this release.

PROVISION FOR LOAN LOSSES INFORMATION

(in $000's)	Three Months Ended						Six Months Ended			
	June 30, 2011		March 31, 2011		June 30, 2010		June 30, 2011		June 30, 2010	
Provision for Loan Losses										
Provision for checking account overdrafts	$	**95**	$	11	$	179	$	**106**	$	199
Provision for other loan losses		**2,200**		5,300		5,279		**7,500**		11,760
Total provision for loan losses	$	**2,295**	$	5,311	$	5,458	$	**7,606**	$	11,959
Net Charge-Offs										
Gross charge-offs	$	**3,470**	$	8,780	$	5,517	$	**12,250**	$	13,651
Recoveries		**1,892**		1,152		674		**3,044**		1,603
Net charge-offs	$	**1,578**	$	7,628	$	4,843	$	**9,206**	$	12,048
Net Charge-Offs by Type										
Commercial real estate	$	**1,152**	$	6,763	$	4,401	$	**7,915**	$	10,319
Commercial and industrial		**(385)**		776		38		**391**		932
Residential real estate		**630**		(242)		77		**388**		260
Real estate, construction		**—**		—		68		**—**		68
Consumer		**7**		61		89		**68**		202
Home equity lines of credit		**67**		237		5		**304**		(6)
Deposit account overdrafts		**107**		33		165		**140**		273
Total net charge-offs	$	**1,578**	$	7,628	$	4,843	$	**9,206**	$	12,048
Net charge-offs as a percent of loans (annualized)		**0.67%**		3.21%		1.86%		**1.94%**		2.31%

SUPPLEMENTAL INFORMATION

(in $000's, end of period)	June 30, 2011		March 31, 2011		December 31, 2010		September 30, 2010		June 30, 2010
Trust assets under management	$	**846,052**	852,972	$	836,587	$	795,335	$	742,044
Brokerage assets under management	$	**265,384**	260,134	$	256,579	$	233,308	$	214,421
Mortgage loans serviced for others	$	**259,352**	258,626	$	250,630	$	235,538	$	234,134
Employees (full-time equivalent)		**537**	543		534		532		527

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME

				Three Months Ended					
	June 30, 2011			March 31, 2011			June 30, 2010		
(in $000's)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments	$ 9,200	$ 5	0.20%	$ 20,204	$ 11	0.22%	$ 34,077	$ 21	0.25%
Investment securities (a)(b)	670,707	6,800	4.06%	659,238	6,902	4.19%	739,206	8,717	4.72%
Gross loans (a)	947,620	12,417	5.25%	963,424	12,704	5.33%	1,042,010	14,629	5.63%
Allowance for loan losses	(27,835)			(28,338)			(30,669)		
Total earning assets	1,599,692	19,222	4.81%	1,614,528	19,617	4.89%	1,784,624	23,367	5.24%
Intangible assets	64,682			64,820			65,248		
Other assets	144,357			145,379			146,234		
Total assets	$ 1,808,731			$ 1,824,727			$ 1,996,106		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 137,518	$ 62	0.18%	$ 128,784	$ 55	0.17%	$ 121,017	$ 48	0.16%
Interest-bearing demand accounts	248,258	440	0.71%	232,932	622	1.08%	237,262	650	1.10%
Money market deposit accounts	264,195	225	0.34%	278,664	245	0.36%	294,138	654	0.89%
Brokered certificates of deposits	69,747	570	3.28%	81,688	632	3.14%	111,222	761	2.74%
Retail certificates of deposit	420,497	2,377	2.27%	426,917	2,431	2.31%	454,533	2,840	2.51%
Total interest-bearing deposits	1,140,215	3,674	1.29%	1,148,985	3,985	1.41%	1,218,172	4,953	1.63%
Short-term borrowings	42,536	26	0.25%	46,324	35	0.30%	48,931	66	0.53%
Long-term borrowings	174,350	1,810	4.13%	176,471	1,802	4.11%	262,602	2,771	4.19%
Total borrowed funds	216,886	1,836	3.37%	222,795	1,837	3.32%	311,533	2,837	3.62%
Total interest-bearing liabilities	1,357,101	5,510	1.63%	1,371,780	5,822	1.72%	1,529,705	7,790	2.04%
Non-interest-bearing deposits	226,669			222,656			209,602		
Other liabilities	11,257			12,001			14,317		
Total liabilities	1,595,027			1,606,437			1,753,624		
Preferred equity	17,856			25,245			38,581		
Common equity	195,848			193,045			203,901		
Stockholders' equity	213,704			218,290			242,482		
Total liabilities and equity	$ 1,808,731			$ 1,824,727			$ 1,996,106		
Net interest income/spread (a)		$ 13,712	3.18%		$ 13,794	3.17%		$ 15,577	3.20%
Net interest margin (a)			3.43%			3.43%			3.49%

(a) Information presented on a fully tax-equivalent basis.

(b) Average balances are based on carrying value.

(in $000's)		Six Months Ended					
		June 30, 2011			June 30, 2010		
		Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets							
Short-term investments	$	14,672	$ 16	0.22%	$ 20,772	$ 25	0.25%
Investment securities (a)(b)		665,004	13,702	4.12%	753,426	17,720	4.71%
Gross loans (a)		955,478	25,121	5.29%	1,050,965	29,480	5.64%
Allowance for loan losses		(28,085)			(30,004)		
Total earning assets		1,607,069	38,839	4.85%	1,795,159	47,225	5.28%
Intangible assets		64,751			65,365		
Other assets		144,864			144,111		
Total assets	$	1,816,684			$ 2,004,635		
Liabilities and Equity							
Interest-bearing deposits:							
Savings accounts	$	133,175	$ 117	0.18%	$ 118,807	$ 95	0.16%
Interest-bearing demand accounts		240,637	1,062	0.89%	233,467	1,311	1.13%
Money market deposit accounts		271,390	470	0.35%	283,910	1,311	0.93%
Brokered certificates of deposits		75,685	1,202	3.20%	108,726	1,564	2.90%
Retail certificates of deposit		423,689	4,808	2.29%	464,773	5,816	2.52%
Total interest-bearing deposits		1,144,576	7,659	1.35%	1,209,683	10,097	1.68%
Short-term borrowings		44,420	61	0.27%	67,435	147	0.43%
Long-term borrowings		175,404	3,612	4.12%	263,958	5,562	4.21%
Total borrowed funds		219,824	3,673	3.34%	331,393	5,709	3.44%
Total interest-bearing liabilities		1,364,400	11,332	1.67%	1,541,076	15,806	2.06%
Non-interest-bearing deposits		224,674			206,398		
Other liabilities		11,626			14,008		
Total liabilities		1,600,700			1,761,482		
Preferred equity		21,530			38,568		
Common equity		194,454			204,585		
Stockholders' equity		215,984			243,153		
Total liabilities and equity	$	1,816,684			$ 2,004,635		
Net interest income/spread (a)			$ 27,507	3.18%		$ 31,419	3.22%
Net interest margin (a)				3.43%			3.51%

(a) Information presented on a fully tax-equivalent basis.

(b) Average balances are based on carrying value.

NON-GAAP FINANCIAL MEASURES

The following non-GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

(in $000's, end of period)	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010	June 30, 2010
Tangible Equity:					
Total stockholders' equity, as reported	$ 218,527	$ 210,485	$ 230,681	$ 233,759	$ 240,280
Less: goodwill and other intangible assets	64,602	64,765	64,870	64,934	65,138
Tangible equity	$ 153,925	$ 145,720	$ 165,811	$ 168,825	$ 175,142
Tangible Common Equity:					
Tangible equity	$ 153,925	$ 145,720	$ 165,811	$ 168,825	$ 175,142
Less: preferred stockholders' equity	17,862	17,850	38,645	38,619	38,593
Tangible common equity	$ 136,063	$ 127,870	$ 127,166	$ 130,206	$ 136,549
Tangible Assets:					
Total assets, as reported	$ 1,802,703	$ 1,801,590	$ 1,837,985	$ 1,883,689	$ 1,967,046
Less: goodwill and other intangible assets	64,602	64,765	64,870	64,934	65,138
Tangible assets	$ 1,738,101	$ 1,736,825	$ 1,773,115	$ 1,818,755	$ 1,901,908
Tangible Book Value per Share:					
Tangible common equity	$ 136,063	$ 127,870	$ 127,166	$ 130,206	$ 136,549
Common shares outstanding	10,478,149	10,474,507	10,457,327	10,438,510	10,423,317
Tangible book value per share	$ 12.99	$ 12.21	$ 12.16	$ 12.47	$ 13.10
Tangible Equity to Tangible Assets Ratio:					
Tangible equity	$ 153,925	$ 145,720	$ 165,811	$ 168,825	$ 175,142
Total tangible assets	$ 1,738,101	$ 1,736,825	$ 1,773,115	$ 1,818,755	$ 1,901,908
Tangible equity to tangible assets	8.86%	8.39%	9.35%	9.28%	9.21%
Tangible Common Equity to Tangible Assets Ratio:					
Tangible common equity	$ 136,063	$ 127,870	$ 127,166	$ 130,206	$ 136,549
Tangible assets	$ 1,738,101	$ 1,736,825	$ 1,773,115	$ 1,818,755	$ 1,901,908
Tangible common equity to tangible assets	7.83%	7.36%	7.17%	7.16%	7.18%

END OF RELEASE